06006688

AB 3/27/06

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

OMB APPROVAL
OMB Number: 3235-0123 Expires: January 31, 2007 Estimated average burden hours per response.... 12.00

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 47511

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/05 (MM/DD/YY) AND ENDING 12/31/2005 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER:

Starboard Capital Markets, LLC

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

One Logan Square, Suite 2650
(No. and Street)

Philadelphia (City) PA (State) 19103 (Zip Code)

PROCESSED
JUN 14 2006
THOMSON FINANCIAL

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

James J. Dotzman (215) 656-4140
(Area Code - Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

McGladrey & Pullen, LLP
(Name - *if individual, state last, first, middle name)*

One Valley Square, STE 250, 512 Township Line Rd., Blue Bell PA 19422
(Address) (City) (State) (Zip Code)

SEC MAIL PROCESSING SECTION
RECEIVED
MAR 1 2006
WASH. D.C. 180

CHECK ONE:
- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

* *Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, James Dotzman, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Starboard Capital Markets LLC, as of December 31, 2005, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified soley as that of a customer, except as follows: NONE.

Signature

Managing Principal
Title

Notary Public

COMMONWEALTH OF PENNSYLVANIA
Notarial Seal
Risa A. Neiman, Notary Public
Whitpain Twp., Montgomery County
My Commission Expires Aug. 20, 2009
Member, Pennsylvania Association of Notaries

This report ** contains (check all applicable boxes):

- ☒ (a) Facing page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Cash Flows.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietor's Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.
- ☒ (o) Independent Auditor's Report on Internal Control

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

McGladrey & Pullen
Certified Public Accountants

Starboard Capital Markets, LLC

Financial Report
December 31, 2005

Starboard Capital Markets, LLC

Contents

Independent Auditor's Report on the Financial Statements 1

Financial Statements

- Statements of Financial Condition 2
- Statements of Operations 3
- Statements of Changes in Members' Equity 4
- Statements of Cash Flows 5
- Notes to Financial Statements 6

Independent Auditor's Report on the Supplementary Information 11

Supplementary Information

- Computation of Net Capital Under Rule 15c3-1 12

Independent Auditor's Report on Internal Control 13

McGladrey & Pullen
Certified Public Accountants

Independent Auditor's Report on the Financial Statements

To the Board of Directors
Starboard Capital Markets, LLC
Philadelphia, Pennsylvania

We have audited the accompanying statement of financial condition of Starboard Capital Markets, LLC (formerly Starboard Capital Markets, Inc.) as of December 31, 2005 and 2004 and the related statements of operations, changes in members' equity, and cash flows for the years then ended that you are filing pursuant to rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Starboard Capital Markets, LLC as of December 31, 2005 and 2004, and the results of its operations and its cash flows for the years then ended, in conformity with accounting principles generally accepted in the United States of America.

McGladrey & Pullen, LLP

Blue Bell, Pennsylvania
February 10, 2006

Starboard Capital Markets, LLC

Statements of Financial Condition
December 31, 2005 and 2004

		2005		2004
Assets				
Cash and cash equivalents	$	67,499	$	250,868
Deposits with clearing agent		100,290		100,133
Receivable from clearing agent		97,915		100,478
Investment securities owned:				
Marketable security		10,631		-
Not readily marketable, at estimated fair value		3,300		174,300
Miscellaneous receivables		95,972		11,111
Prepaid expenses and other assets		50,298		114,477
Cash surrender value of life insurance		62,420		225,237
Total current assets		488,325		976,604
Furniture, Equipment, and Leasehold Improvements		60,422		90,574
	$	548,747	$	1,067,178
Liabilities and Members' Equity				
Liabilities				
Accounts payable and accrued expenses	$	92,128	$	353,775
Accrued commissions		64,690		141,727
Total liabilities		156,818		495,502
Commitments and Contingency (Note 6)				
Members' Equity		391,929		571,676
	$	548,747	$	1,067,178

See Notes to Financial Statements.

Starboard Capital Markets, LLC

Statements of Operations
Years Ended December 31, 2005 and 2004

	2005	2004
Revenues		
Commission income	$ 2,199,992	$ 3,415,203
Other income	275,988	85,683
Placement fee income	353,705	795,273
Gross profit	2,829,685	4,296,159
Expenses		
Compensation and benefits:		
Registered representatives	1,753,030	2,330,530
Officers and stockholders	367,884	750,856
Clerical and administrative employees	190,559	177,803
Clearance fees	142,179	163,869
Bad debt expense / (recovery)	(70,000)	147,234
Occupancy and equipment leasing	403,908	386,154
Communications	52,745	50,850
Dues and subscriptions	152,827	170,092
Travel and entertainment	89,812	136,032
Insurance	39,868	27,552
Professional fees	75,607	116,838
Depreciation and amortization	34,859	40,646
Taxes, other	34,790	39,178
Interest	17,863	18,293
Other	42,501	41,653
	3,328,432	4,597,580
Net loss	$ (498,747)	$ (301,421)

See Notes to Financial Statements.

Starboard Capital Markets, LLC

Statements of Changes in Members' Equity
Years Ended December 31, 2005 and 2004

Balance, January 1, 2004	$	982,582
Net loss		(301,421)
Repurchase of members' interest		(99,135)
Members' distributions		(10,350)
Balance, December 31, 2004		571,676
Net loss		(498,747)
Capital contribution		319,000
Balance, December 31, 2005	$	391,929

See Notes to Financial Statements.

Starboard Capital Markets, LLC

Statements of Cash Flows
Years Ended December 31, 2005 and 2004

		2005		2004
Operating Activities				
Net loss	$	(498,747)	$	(301,421)
Adjustments to reconcile net income to net cash used in operating activities:				
Depreciation and amortization expense		34,859		40,646
Increase (decrease) in cash value of life insurance, net		4,172		(2,367)
(Increase) decrease in:				
Receivable from clearing broker		2,563		64,869
Miscellaneous receivables		(84,861)		109,535
Investment securities		160,369		(7,370)
Deposits with clearing agent		(157)		(118)
Prepaid expenses and other assets		64,180		7,595
Increase (decrease) in:				
Accounts payable and accrued expenses		(261,648)		(35,584)
Accrued commissions		(77,037)		47,904
Net cash used in operating activities		(656,307)		(76,311)
Investing Activities				
Purchases of equipment		(4,707)		(10,736)
Premiums paid on cash value of life insurance		(59,964)		(76,038)
Net cash used in investing activities		(64,671)		(86,774)
Financing Activities				
Members' distributions		-		(10,350)
Members' contribution		319,000		-
Proceeds from cash value of life insurance		218,609		153,500
Repurchase of Members' Interest		-		(99,135)
Net cash provided by financing activities		537,609		44,015
Decrease in cash and cash equivalents		(183,369)		(119,070)
Cash and cash equivalents, beginning		250,868		369,938
Cash and cash equivalents, ending	$	67,499	$	250,868
Supplemental Cash Flows Disclosures:				
Cash paid during the year for:				
Interest	$	17,863	$	18,293

See Notes to Financial Statements.

Note 1. Description of Business and Summary of Significant Accounting Policies

Starboard Capital Markets, LLC (formerly Starboard Capital Markets, Inc. incorporated on July 15, 1994 in the Commonwealth of Pennsylvania) (the "Company"), is a broker-dealer registered with the Securities and Exchange Commission ("SEC"). The Company is a member of the National Association of Securities Dealers, Inc. ("NASD") and the National Futures Association ("NFA").

Effective July 19, 2002, the Company was reorganized as a limited liability corporation ("LLC") from an "S" corporation ("Inc."). The initial ownership in the new entity was in the same proportion as it was in the "S" corporation. There were no substantive accounting or financial reporting effects as a result of this reorganization. During 2004, two of the members' interests were purchased by the Company. During 2005, the Company sold additional shares to existing owners as well as one new member.

The Company's revenue is derived primarily from principal transactions in the fixed income securities markets and placement fee income. Its business is primarily conducted in the Mid-Atlantic region.

Receivable From and Payable to Clearing Broker: The Company clears its proprietary transactions through another broker-dealer on a fully-disclosed basis. Amounts due from or payable to the clearing broker are incurred in the normal course of business and are unsecured.

Furniture, Equipment and Leasehold Improvements: Furniture, equipment and leasehold improvements are recorded at cost. Depreciation is provided on the straight-line method using estimated useful lives of five to seven years. Leasehold improvements are amortized over the lesser of the economic useful life of the improvement or the term of the related lease.

Securities Transactions: Proprietary securities transactions in regular-way trades are recorded on the trade date. Profit and loss arising from all securities transactions entered into for the account and risk of the Company are recorded on a trade date basis.

Amounts receivable and payable for securities transactions that have not reached their contractual settlement date are recorded net on the statement of financial condition.

Marketable securities are valued at market value, and securities not readily marketable are valued at fair value as determined by management.

Cash and Cash Equivalents: Cash and cash equivalents include highly liquid investments purchased with original maturities of three months or less. Cash equivalents at December 31, 2005 and 2004, respectively, include approximately $500 and $148,000 of investments in money market funds.

Revenue Recognition: Commissions are recorded on a trade-date basis as securities transactions occur. Placement fee income is recorded when the underlying transaction is complete and the income is reasonably estimable.

Use of Estimates: The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosures of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Note 1. Description of Business and Summary of Significant Accounting Policies (Continued)

New Accounting Standard: The FASB has issued Statement No. 150, *Accounting for Certain Financial Instruments with Characteristics of both Liabilities and Equity*. Statement No. 150 requires that certain freestanding financial instruments be reported as liabilities in the balance sheet. Depending on the type of financial instrument, it will be accounted for at either fair value or the present value of future cash flows determined at each balance sheet date with the change in that value reported as interest expense in the statement of operations. Prior to the application of Statement No. 150, either those financial instruments were not required to be recognized, or if recognized were reported in the balance sheet as equity and changes in the value of those instruments were normally not recognized in net income. This Statement is currently effective for public companies and non-public companies required to file financial statements with the Securities and Exchange Commission. Adoption of this statement did not have significant effect on the accompanying financial statements.

Note 2. Transactions with Clearing Agent

The Company has a clearing agreement with a Clearing Agent for the primary purpose of clearing its customers' securities transactions on a fully disclosed basis. The Clearing Agent reflects all such transactions on its books, and records them in accounts it carries in the names of such customers. Accordingly, the Company does not hold funds or securities for, or owe funds or securities to, its customers. The Company is currently exempt from the requirements to maintain a "Special Reserve Account for the Exclusive Benefits of Customers" under provisions of SEC Rule 15c3-3 based on Paragraph k(2)(ii) of the rule. The agreement provides for clearing charges at a fixed rate multiplied by the number of tickets traded by the Company. The agreement also requires the Company to maintain a minimum of $100,000 as a deposit in an interest bearing account with the Clearing Agent.

Note 3. Furniture, Equipment and Leasehold Improvements

Furniture, equipment and leasehold improvements of the Company as of December 31, 2005 and 2004 are as follows:

	2005	2004
Furniture and fixtures	$ 103,408	$ 102,541
Equipment	144,039	140,199
Leasehold improvements	37,653	37,653
	285,100	280,393
Accumulated depreciation	224,678	189,819
	$ 60,422	$ 90,574

Note 4. Investments Securities Owed

Following is a summary of the Company's marketable and nonmarketable securities:

	2005	2004
Marketable security, at fair value	$ 10,631	$ -
Nonmarketable securities:		
Warrants, at estimated fair value	3,300	3,300
Equity method investee	-	171,000
	$ 3,300	$ 174,300

During 2005, the Company sold its equity investment for $133,380, resulting in a loss of $37,620, which is included in "other income" on the statement of operations.

Warrants represent 300 warrants of the NASD to purchase shares of common stock of the NASDAQ Stock Market, Inc. at a cost of $3,300.

Each warrant entitles the Company to purchase four shares of common stock. The warrants are exercisable as follows:

Shares Subject to Exercise	Exercisable on or After	Expiration	Exercise Price
300	28-Jun-05	27-Jun-06	$ 16

Note 5. Income Taxes

The Stockholders of the Company, before the conversion to an LLC, had elected to be taxed as an "S" Corporation for both Federal and State income tax purpose and accordingly, were taxed on their prorata share of the Company's taxable income. After the conversion to an LLC on July 19, 2002, the taxable income or loss of the Company is included in the income tax returns of the respective members. Therefore, no provision for income taxes has been made in the accompanying financial statements. The Company is subject to other state and local taxes which were paid during the year.

Note 6. Net Capital Requirements

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (SEC rule 15c3-1), which requires the maintenance of minimum net capital of $100,000 and requires that the ratio of aggregate indebtedness to net capital both as defined, shall not exceed 15 to 1. The rule also provides that equity capital may not be withdrawn or cash dividends paid if the resulting net capital ratio would exceed 10 to 1.

At both December 31, 2005 and 2004, the Company's minimal net capital requirement was $100,000. At December 31, 2005 and 2004 the Company had net capital of $178,842 and $178,825, respectively. The Company had excess net capital of $78,842 and $78,825 at December 31, 2005 and 2004, respectively. The Company's net capital ratio of aggregate indebtedness to net capital was 0.88 to 1.00 and 2.21 to 1.00.

Note 6. Net Capital Requirements (Continued)

Pursuant to the Company's agreement with its clearing broker, the Company must maintain net capital of at least $100,000 in excess of the minimum net capital required by Rule15c3-1 and an aggregate indebtedness ratio of less than 10 to 1.

The Company is also subject to the financial requirements of the NFA as they pertain to an introducing broker, which requires that the Company maintain a minimum net capital of $30,000.

Note 7. Commitments and Contingency

The Company leases office space and certain equipment under non-cancelable operating leases expiring through June 2010. Future minimum rental commitments are as follows:

Years Ending December 31,	
2006	$ 105,866
2007	101,787
2008	103,707
2009	105,627
2010	53,744
Total future minimum lease payments	$ 470,731

Total rent expense for the years ended December 31, 2005 and 2004 was approximately $404,000 and $386,000, respectively.

Note 8. Related Party Transactions

During 2004, the Company made net advances of $70,129 to a related entity. The amounts advanced are non-interest bearing and due on demand. During 2004, the Company charged off receivables of $147,234 from its related entity. During 2005, $70,000 of the charge off was recovered from the related party.

In September 2005, Starboard Holdings, Inc. contributed $169,000 for the purchase of 169 shares of stock of Starboard Capital Markets, LLC. As of December 31, 2005, Starboard Holdings, Inc. owns 24% of the outstanding shares of Starboard Capital Markets, LLC.

During 2005, the Company advanced monies to one of its shareholders from time to time. The amounts are non-interest bearing and are payable on demand. The amount due from the shareholder is $95,972 at December 31, 2005.

Note 9. Off-Balance Sheet Risk and Concentration of Credit Risk

As discussed in Note 2, the Company's customers' securities transactions are introduced on a fully-disclosed basis with its clearing broker/dealer. The clearing broker/dealer carries all of the accounts of the customers of the Company and is responsible for execution, collection of and payment of funds and, receipt and delivery of securities relative to customer transactions. Off-balance-sheet risk exists with respect to these transactions due to the possibility that customers may be unable to fulfill their contractual commitments wherein the clearing broker/dealer may charge any losses it incurs to the Company. The Company seeks to minimize this risk through procedures designed to monitor the credit worthiness of its customers and that customer transactions are executed properly by the clearing broker/dealer.

The Company maintains its cash in bank deposits accounts, which at times may exceed federally insured limits. The Company has not experienced any losses in such accounts. Cash and cash equivalents at December 31, 2005 and 2004 include approximately $500 and $148,000, respectively, in investments in money market funds not covered by FDIC.

In the normal course of its business, the Company extends unsecured credit with respect to commissions and fees earned from the securities brokerage business.

Note 10. Retirement Plan

The Company has a Retirement Plan that covers substantially all eligible employees as defined. The Plan allows eligible employees to defer a portion of their income on a pretax basis through plan contributions. Employer contributions to the Plan are discretionary. The Plan provides for full vesting of employer contributions after four years of service. There were no employer contributions to the Plan for the years ended December 31, 2005 and 2004.

McGladrey & Pullen

Certified Public Accountants

Independent Auditor's Report on the Supplementary Information

To the Board of Directors
Starboard Capital Markets, LLC
Philadelphia, Pennsylvania

Our audits were conducted for the purpose of forming an opinion on the basic financial statements for the year ended December 31, 2005 taken as a whole. The accompanying supplementary information on page 12 is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by rule 17a-5 under the Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

McGladrey & Pullen, LLP

Blue Bell, Pennsylvania
February 10, 2006

Starboard Capital Markets, LLC

Computation of Net Capital Under Rule 15c3-1
Year Ended December 31, 2005

Total members' equity from statement of financial condition	$	391,929
Deductions:		
Nonallowable assets		
Investment securities owned, not readily marketable		3,300
Miscellaneous receivables		95,972
Prepaid expenses, miscellaneous receivables and other assets		51,798
Furniture, equipment and leasehold improvements, net		60,422
Total nonallowable assets		211,492
Excess of insurance bond deductible		-
Total deductions		211,492
Net capital before haircuts on securities positions		180,437
Haircut on marketable security		1,595
Net capital	$	178,842
Aggregate indebtedness		
Accounts payable and accrued expenses	$	92,128
Accrued commissions		64,690
Total aggregate indebtedness	$	156,818
Computation of basic net capital requirement		
Minimum net capital required (greater of $100,000 or 6 2/3% of aggregate indebtedness)	$	100,000
Excess net capital	$	78,842
Ratio of aggregate indebtedness to net capital		0.88 to 1

Note: There were no other material differences between the computation above and the computation included in the Company's December 31, 2005 corresponding unaudited Form X-17-a 5, Part IIA filing, as amended. Accordingly, no reconciliation is deemed necessary for 2005.

McGladrey & Pullen
Certified Public Accountants

Independent Auditor's Report on Internal Control

To the Board of Directors
Starboard Capital Markets, LLC
Philadelphia, Pennsylvania

In planning and performing our audit of the financial statements and supplementary information of Starboard Capital Markets, LLC (formerly Starboard Capital Markets, Inc.) (the "Company"), for the year ended December 31, 2005, we considered its internal control, including control activities for safeguarding securities, in order to determine our auditing procedures for the purpose of expressing our opinion on the financial statements and not to provide assurance on internal control.

Also, as required by Rule 17a-5(g)(1) of the Securities and Exchange Commission ("SEC"), we have made a study of the practices and procedures followed by the Company including tests of compliance of such practices and procedures that we considered relevant to the objectives stated in rule 17a-5(g) in making the periodic computations of aggregate indebtedness and net capital under rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of rule 15(c)3-3. Because the Company does not carry security accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1) Making quarterly securities examinations, counts, verifications and comparisons;

2) Recordation of differences required by rule 17a-13;

3) Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System.

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraphs. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraphs and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable, but not absolute, assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with accounting principles generally accepted in the United States of America. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

McGladrey & Pullen, LLP is a member firm of RSM International –
an affiliation of separate and independent legal entities.

Because of inherent limitations in internal control or the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

Our consideration of internal control would not necessarily disclose all matters in internal control that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of the internal control components does not reduce to a relatively low level the risk that misstatements caused by error or fraud in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, we noted no matters involving internal control, including control activities for safeguarding securities that we consider to be material weaknesses as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the preceding paragraphs of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at December 31, 2005 to meet the SEC's objectives.

This report is intended solely for the information and use of the Board of Directors, management, the SEC, the National Association of Securities Dealers, Inc., and other regulatory agencies that rely on rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

McGladrey & Pullen, LLP

Blue Bell, Pennsylvania
February 10, 2006